U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the registrant: ASA Gold and Precious Metals Limited

Name of persons relying on exemption: Alexander Merk

Address of person relying on exemption: 555 Bryant St #455, Palo Alto, CA 94301

UPDATE ON SABA’S HOSTILE TAKEOVER

Dear Fellow Shareholder,

Your response to my call to file a complaint with the SEC about Saba Capital’s attempt to seize ASA Gold and Precious Metals has been extraordinary.

Thank you. You sent a clear message to the SEC. The ball is in their court.

Continued access to a Merk-managed mining strategy is possible; make sure you register your potential interest at saveasa.com/register.(*)

Here is where things stand:

●	On June 30, 2026, Merk Investments concluded its management of ASA after the Saba-controlled Board terminated Merk’s advisory agreement.

●	ASA is now being managed by Board members with no precious metals mining expertise; a Saba partner heads the Board’s investment committee while Saba hedges its exposure to ASA — a serious conflict of interest.

●	Saba expressed intent to liquidate ASA’s portfolio and repurpose it into a Saba-managed vehicle to collect ASA’s management fees and profit-sharing.

Shareholders were effectively denied a meaningful choice when it mattered. In my view, the SEC must scrutinize what has happened at ASA.

I will continue to stand up for ASA shareholders. But we must also be realistic: if Saba and its hand-picked Board are allowed to liquidate or repurpose ASA, the only closed-end precious metals mining fund of its kind will be lost.

You invested in ASA because you wanted precious metals mining exposure. Merk delivered the best performance in the sector during its tenure — beating ASA’s benchmark and all peers, not only in total return, but also on a risk-adjusted basis.

Merk will not abandon you. Register your potential interest in a future Merk-managed mining strategy, so you don’t miss out: saveasa.com/register (*)

Axel Merk

P.S. For more information, visit saveasa.com. Or call me at (408) 475-0186.

*	The online registration is to indicate potential interest only. More information about a potential Merk-managed mining strategy will be provided at a later date. The past performance of ASA does not guarantee the future results of another Merk-managed strategy.

The Fund Saba wants to dismantle: ASA’s performance during Merk’s tenure1

Cumulative return of ASA from April 2019 through June 2026:

Please register your potential interest in accessing Merk-managed mining strategy: saveasa.com/register (*)

[1]	Peter Maletis began managing ASA on April 1, 2019. On April 12, 2019, ASA shareholders approved Merk Investments as the Fund’s investment manager. Source for performance numbers: Bloomberg. Tables are provided for illustrative purposes only and should not be viewed as an advertisement for advisory services or solicitation of a product. More in-depth performance information is available at saveasa.com/performance.

Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC. He recently resigned as Chief Operating Officer of ASA.

*	The online registration is to indicate potential interest only. More information about a potential Merk-managed mining strategy will be provided at a later date. The past performance of ASA does not guarantee the future results of another Merk-managed strategy.

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